	Simmons Company
	Ratio of Earnings to Fixed Charges

	Successor				Predeccessor
	For the Year Ended Dec. 30, 2006	For the Year Ended Dec. 31, 2005	For the Year Ended Dec. 25, 2004	For the Period from Dec. 20, 2003 through Dec. 27. 2003	For the Period from Dec. 29, 2002 through Dec. 19. 2003	For the Year Ended Dec. 28, 2002
Pre-tax income (loss) from operations	$71.9	$6.0	$35.3	$(8.0)	$(42.9)	$10.3
Fixed charges:
Interest expense and amortization of debt
discount and financing costs	79.9	70.4	44.2	4.7	45.3	32.2
Rentals - 13% (1)	3.2	3.4	2.8	0.1	3.9	2.7
Total fixed charges	83.1	73.8	47.0	4.8	49.2	34.9

Earnings before income taxes and fixed charges	$155.0	$79.8	$82.3	$(3.3)	$6.3	$45.2

Ratio of earnings to fixed charges (2)	1.87x	1.08x	1.75x	(A )	.13x	1.29x

(1)  The percent of rent included in the calculation is a reasonable approximation of the interest factor in the Company's operating leases.
(2)  Earnings were insufficient to cover fixed charges in Predecessor '03 by $42.9 million, respectively.
(A) In successor period 2003 the Company's earnings were insufficient to cover fixed charges. We would need an amount equal to $8.0 million to cover this deficiency.